UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Frontier Communications Parent, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

35909D109
(CUSIP Number)

N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909D109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
Cerberus Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,943,408*

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
14,943,408*

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,943,408*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*See Item 4 for additional information.

Item 1.	(a) Name of Issuer

Frontier Communications Parent, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1919 McKinney Avenue, Dallas, Texas 75201

Item 2.	(a) Name of Person Filing:

This report on Schedule 13G is being filed by Cerberus Capital Management, L.P., a Delaware limited partnership.

Item 2.	(b) Address of Principal Business Office or, if None, Residence:

The address Cerberus Capital Management, L.P. is: 875 Third Avenue, 11th Floor New York, New York 10022

Item 2.	(c) Citizenship:

Cerberus Capital Management, L.P. is organized under the laws of the State of Delaware

Item 2.	(d) Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

35909D109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.  80a-8);
(e) ☒An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)  ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14)  of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
 (k) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(K).

  If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

(a) Amount Beneficially Owned: 14,943,408*

(b) Percent of Class: 6.0%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 14,943,408*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 14,943,408*

(iv) Shared power to dispose or to direct the disposition of: 0

* The percentage reported is based on 249,015,000 shares of Common Stock of the Issuer outstanding as of November 1, 2024, based on information disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.  As of the filing date of this Schedule 13G (the “Filing Date”), funds managed by Cerberus Capital Management, L.P. and/or its investment management affiliates (the “Reporting Person”) hold in the aggregate 14,943,408 shares of Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer reported in this Schedule 13G. Therefore, as of the Filing Date, the Reporting Person may be deemed to beneficially own 14,943,408 shares of the Common Stock, or approximately 6.0% of the shares of Common Stock outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2024

Cerberus Capital Management, L.P.

By: /s/ Alexander D. Benjamin Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer